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[GEAC NEWS RELEASE LETTERHEAD]

For Immediate Release

           GEAC EXPANDS PRODUCT DEVELOPMENT INITIATIVES WITH OFFSHORE
                             DEVELOPMENT PARTNERSHIP

MARKHAM, ONTARIO - FEBRUARY 23, 2004 - Geac (TSX:GAC, NASDAQ:GEAC), a global enterprise software company for Business Performance Management, announced today that it has expanded its new product development initiatives with an offshore outsourcing partnership in India.

Geac continues to seek opportunities to extend the value within existing product suites and to deliver additional front-end applications to current and new customers worldwide. In order to help ensure that development requirements are met across product lines during peak demand periods, Geac is fortifying its development efforts with a handful of targeted outsourcing opportunities. Certain engineering and quality assurance initiatives will be transitioned to an offshore resource.

"While outsourcing represents a very small proportion of our development budget and resource, we are committed to bringing our customers the highest quality products in the timeframes demanded," said Tim Wright, Chief Technology Officer, Geac.

ABOUT GEAC

Geac (TSX:GAC, NASDAQ:GEAC) is a global enterprise software company for Business Performance Management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

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This press release may contain forward-looking statements based on current expectations. Important factors that could cause a material difference between these forward-looking statements and actual events include those set forth under the heading "Risk Factors" in Geac's Form 20-F for the fiscal year ended April 30, 2003 filed with the United States Securities and Exchange Commission on October 31, 2003, copies of which are available through the website maintained by the SEC at www.sec.gov; and under the heading "Risks and Uncertainties" in Geac's Management Discussion and Analysis for the fiscal year ended April 30, 2003 filed with the Canadian Securities Administrators on June 25, 2003 and available through the website maintained by the Canadian Depository for Securities Limited at www.sedar.com. Geac is a registered trademark of Geac Computer Corporation Limited. All other marks are trademarks of their respective owners.
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[GEAC NEWS RELEASE LETTERHEAD]

FOR MORE INFORMATION, PLEASE CONTACT:

Alys Scott
Vice President, Global Communications & Investor Relations
Geac
508.871.5854
alys.scott@geac.com

Melody Firth
Investor Relations Specialist
Geac
905.475.0525 ext. 3325
melody.firth@geac.com